January 28, 2026

Marc Johnson
Principal Executive Officer
ADM Endeavors, Inc.
5941 Posey Lane
Haltom City, TX 76117

       Re: ADM Endeavors, Inc.
           Registration Statement on Form S-1
           Filed January 23, 2026
           File No. 333-292924
Dear Marc Johnson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg at 202-551-3342 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Chase Chandler